                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA
                                 MIAMI DIVISION

CENDANT CORPORATION and
SEASON ACQUISITION CORP.,

                                  Plaintiffs,
                                                               Case No.
                                       v.

AMERICAN BANKERS INSURANCE GROUP, INC.,
GERALD N. GASTON, R. KIRK LANDON, EUGENE M.
MATALENE, JR., ARMANDO CODINA, PETER J.
DOLARA, JAMES F. JORDEN, BERNARD P. KNOTH,
ALBERT H. NAHMAD, NICHOLAS J. ST. GEORGE,
ROBERT C. STRAUSS, GEORGE E. WILLIAMSON II,
DARYL L. JONES, NICHOLAS A. BUONICONTI, JACK F.
KEMP, AMERICAN INTERNATIONAL GROUP, INC. and
AIGF, INC.,

                                  Defendants.

                   ---------------------------------------/


                           COMPLAINT FOR DECLARATORY
                             AND INJUNCTIVE RELIEF

                  Plaintiffs Cendant Corporation ("Cendant") and Season Acquisition Corp. ("Season Acquisition"), by their counsel, allege upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                                  JURISDICTION

     1. The claims asserted herein arise under Section 13(d) of the Exchange Act, 15 U.S.C. Section 78m(d), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC"), and the law of the State of Florida. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. Section 78aa; 28 U.S.C. Section 1331 (federal question); 28 U.S.C. Section 1332 (diversity of citizenship); and 28 U.S.C. Section 1367 (supplemental jurisdiction).

                                     VENUE

     2. Venue is proper in this District pursuant to Section 27 of the Exchange Act and 28 U.S.C. Section 1391(b). The claims asserted herein arose in this District, and the acts and transactions complained of have occurred, are occurring, and unless enjoined, will continue to occur in this District.

                                   PARTIES


     3. Plaintiff Cendant is a corporation organized and existing under the laws of the State of Delaware with its principal of business located in Parsippany, New Jersey. Cendant is a global provider of direct marketing and other services to consumers in the travel, real estate and insurance industries, among others. Cendant is the beneficial owner of 371,200 shares of the common stock of American Bankers


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Insurance Group, Inc. ("American Bankers" or the "Company"). Cendant publicly announced today that plaintiff Season Acquisition, a wholly owned subsidiary of Cendant, has commenced a tender offer to purchase 51% of the outstanding common shares of American Bankers, with the remaining 49% of the shares to be acquired through a second-step merger more fully described below. Season Acquisition is a New Jersey corporation with its principal place of business also in Parsippany, New Jersey.

     4. Defendant American Bankers is a Florida corporation with its principal place of business located in Miami, Florida. Through its subsidiaries, American Bankers is a specialty insurer providing primarily credit-related insurance products in the United States, Canada, Latin America, the Caribbean and the United Kingdom. Most of American Bankers' insurance products are sold through financial institutions and other entities that provide consumer financing as a regular part of their business.

     5. Defendant Gerald N. Gaston has been President of American Bankers since 1980 and its Chief Executive Officer and Vice Chairman of the Board of Directors (the "Board") since 1996. Gaston is a member of the Executive, Finance and Takeover Evaluation Committees of the Board. As an officer and director of

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American Bankers, Gaston owed and continues to owe fiduciary duties of loyalty and care to the Company's shareholders.

     6. Defendant R. Kirk Landon has been Chairman of the Board since 1980 and Chief International Officer of American Bankers since 1996. Landon is a member of the Planning, Executive, Finance and Takeover Evaluation Committees of the Board. As an officer and director of American Bankers, Landon owed and continues to owe fiduciary duties of loyalty and care to the Company's shareholders.

     7. Defendants Eugene M. Matalene, Jr. , Armando M. Codina, Peter J. Dolara, James F. Jorden, Bernard P. Knoth, Albert H. Nahmad, Nicolas J. St. George, Robert C. Strauss, George E. Williamson II, Daryl L. Jones, Nicholas A. Buoniconti and Jack F. Kemp are, and at all relevant times have been, directors of American Bankers. As directors, these defendants owed and continue to owe duties of loyalty and care to the Company's shareholders.

     8. Defendant AIG is a Delaware corporation with its principal executive offices in New York, New York. AIG is a holding company engaged primarily in the general and life insurance businesses both in the United States and abroad. AIG is controlled by its Chairman, Maurice R. Greenberg, a material fact that AIG has wrongfully failed to disclose in violation of Section 13(d) of the Exchange Act.

     9. Defendant AIGF, Inc. ("AIGF") is a Florida corporation wholly-owned by AIG. Pursuant to a merger agreement signed by American Bankers, AIG and AIGF in December 1997 (the "AIG Merger Agreement"), AIG has proposed to acquire American Bankers through a merger of American Bankers into AIGF, with AIGF to be the surviving corporation in the merger.

                              NATURE OF THE ACTION

     10. This action arises from an attempt by American Bankers and its directors to sell the Company to AIG at an inferior price, to the detriment of the Company's owners -- its shareholders, and through wrongful means. In furtherance of these unlawful objectives, defendants have taken a number of improper steps to ensure the success of the inferior acquisition proposal made by AIG and to deter, impede and defeat a higher, competing bid for the Company announced by Cendant (the "Cendant Bid"). The price that Cendant has offered to pay -- $58.00 per American Bankers common share -- amounts to a 25% premium over the market price of American Bankers common stock on January 26, 1998, and exceeds by more than 23% the price per share offered by AIG.

     11. The Cendant Bid will commence tomorrow as a tender offer for 51% of the outstanding shares of American Bankers by Season Acquisition (the "Season Tender Offer"). It will be followed by a subsequent merger of American


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Bankers into Season Acquisition (the "Season Merger"), with each non-tendering
American Bankers shareholder receiving stock with a value of $58.00 per American Bankers share, the same price paid to shareholders tendering into the Season Tender Offer. The total price to be paid to American Bankers common shareholders under the terms of the Cendant Bid amounts to approximately $2.7 billion, which exceeds the total price offered by AIG by approximately half a billion dollars.

     12. American Bankers was aware prior to signing a deal with AIG that Cendant had expressed strong interest in acquiring American Bankers. Nevertheless, the Board considered only AIG's proposal, completely and improperly excluding Cendant, to the detriment of the Company's shareholders and in breach of the Board's fiduciary obligations. The Company decided to sell to AIG at an inferior price and then, to prevent the emergence of any other bidder -- no matter how beneficial to American Bankers' shareholders -- the Board approved the terms of the proposed merger agreement with AIG (the "AIG Merger Proposal"), which purport to suspend the Board's fiduciary obligations by prohibiting the directors from evaluating any competing proposal, even one, like the Cendant Bid, that clearly is superior to the merger proposal made by AIG. In further breach of their duties, the Board adopted a "poison pill" rights plan (the "Rights Plan") that could irrevocably deprive the Company's shareholders of the much higher Cendant Bid if the Rights are distributed and become unredeemable -- an event that could occur as soon as 20 days from now. Cendant and Season Acquisition, therefore, have no recourse other than to seek emergency intervention of this Court to compel American Bankers and its directors to adequately discharge their fiduciary duties and negotiate with Cendant, the highest bidder, and to take all necessary action to allow the Company's shareholders to decide for themselves which proposal they wish to accept on a level playing field free from coercion.

     13. By approving the AIG Merger Proposal, the American Bankers Board has determined that the separate existence of American Bankers should be terminated and the Company's shareholders should sell and relinquish control of American Bankers to AIG, which will purchase control in exchange for cash and stock of AIG. Such a determination triggers a duty for the Board to sell the Company for the highest price. As demonstrated by the Cendant Bid, however, American Bankers is not for sale for the highest price. The Board has firmly resolved to deal with only one bidder, AIG, and as a result, Cendant and Season Acquisition are prevented from having any meaningful opportunity to present a higher offer and acquire the Company. In contrast, AIG has been allowed access to confidential information about American Bankers and has been allowed to negotiate a definitive agreement to buy American Bankers on terms highly favorable to AIG, but not to the Company's shareholders.

     14. If the Board-approved impediments (further described below) to non-AIG tender offers or merger proposals are allowed to stand, Cendant and Season Acquisition will forever lose the opportunity to have their proposal fairly considered by the Board and will lose the opportunity to create a new combined entity with unique business strengths. In addition, the American Bankers common shareholders will be denied the right to receive approximately half a billion dollars more for their shares of American Bankers than AIG has offered.

     15. The decision of the Company's directors to sell control of American Bankers imposes special obligations on the Board under Florida law. In particular, the directors are required to secure the transaction offering the best value reasonably available to the shareholders -- and they must exercise their fiduciary duties of loyalty and care to the corporation and its shareholders to further that end. In pursuing that goal, the directors must follow procedures, such as conducting an auction or adequately canvassing the market for potential buyers, to ensure that they have fulfilled their obligation to determine the existence and viability of all reasonably available alternatives. Arrangements which purport to restrict directors from taking those steps are invalid and unlawful.

     16. As for the AIG Merger Agreement, American Bankers' loyalty to AIG has exceeded all reasonable and permissible limits. The Board's arrangements with AIG deny any kind of fair bidding process and impose potentially insuperable barriers to any and all competing bids that could provide the Company's shareholders with the best available value to which they are legally entitled. In exchange for the extraordinary defensive protections awarded by the Company to AIG, which are rarely encountered -- and never countenanced -- in the corporate sale context, AIG is offering the Company's shareholders a skimpy control premium that is only six percent (6%) above the market price of American Bankers common stock upon announcement of the transaction. As a result, the Company's Board is denying shareholders the substantially higher control premium available through the Cendant Bid or other potential transactions.

     17. The arsenal of defensive weapons improperly deployed by American Bankers to protect AIG includes an option permitting AIG to purchase 19.9% of the outstanding shares of American Bankers common stock (the "Lock-Up Option"). The Lock-Up Option would provide AIG with sufficient voting power to skew the voting process to attempt to ensure the success of the inferior AIG Merger Proposal and block any competing bid, regardless of price and the desires of American Bankers' shareholders. Because AIG will be able to exercise the option immi-nently as a result of the commencement of the Season Tender Offer tomorrow, injunctive relief is essential to prevent AIG from irrevocably tilting the playing field in favor of its lowball Merger Proposal, to the irreparable detriment of Cendant and the other shareholders of American Bankers.

     18. In addition to the Lock-Up Option, there are a number of additional obstacles to competing bids erected by American Bankers and AIG, including: (a) an agreement flatly prohibiting the Board from entertaining any other bids under any circumstances for a period of 120 days, i.e., before the AIG Merger Proposal is consummated; (b) a voting agreement obligating members of American Bankers management to vote their stock -- 8.2% of the shares outstanding -- in favor of the AIG Merger Proposal; (c) an agreement prohibiting American Bankers from terminating the AIG Merger Agreement for 180 days, except under extremely limited circumstances inapplicable here; (d) an agreement to pay AIG a "termination" or "break-up" fee of at least $66 million if the AIG Merger Proposal is not consummated; and (e) an agreement to exempt AIG -- but only AIG -- from the American Bankers "poison pill" Rights Plan and to extend the life of the Rights Plan so as to deter all bids other than AIG's.

     19. All of these measures are designed to prevent American Bankers shareholders from obtaining the best available transaction, are intended to prevent a fair auction process or even a fair test of what the market would be willing to pay, and are intended to deliver control of American Bankers to AIG cheaply in breach of the fiduciary duties owed by the Company's directors to its shareholders.

     20. For these reasons, the Lock-Up Option and other defensive measures approved by the Board are unreasonable, unlawful and unenforceable, and should be enjoined. American Bankers and its Board of Directors should be directed to dismantle their defensive arsenal and create a level playing field so that Cendant and Season Acquisition may present their superior bid to the Company's shareholders.

     21. In addition, AIG should be compelled immediately to correct the materially false and misleading public disclosures it has made to date in connection with its AIG Merger Proposal. Specifically, AIG should be directed to disclose, as it must under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), that Maurice R. Greenberg, the Chairman of AIG, is a person controlling AIG, and therefore would obtain control of American Bankers in the event the AIG Merger Proposal is consummated.

                              CHRONOLOGY OF EVENTS

American Bankers Secretly
Negotiates A Deal Exclusively With AIG

     22. In December 1997, John H. Fullmer, Executive Vice President and Chief Marketing Officer of Cendant, spoke with the President of American Bankers, defendant Gerald Gaston, and asked him whether the Company was actively engaged in discussions relating to an acquisition, noting that if it was, representatives of Cendant would like to meet immediately with representatives of American Bankers to discuss Cendant's serious interest in acquiring the Company. Gaston assured Mr. Fullmer that the Company was not pursuing any acquisition transaction and did not pursue the subject further with Mr. Fullmer. In truth and in fact, defendant Gaston and his fellow directors were actively negotiating a sale of American Bankers to AIG, which the Board had identified as the preferred bidder for the Company without adequately evaluating alternative transactions that could maximize the value of American Bankers shares to be received by all of the Company's shareholders.

The AIG Merger Proposal
And Merger Agreement

     23. By press release dated December 22, 1997 (the "Release"), American Bankers and AIG announced that they had entered into a "definitive" merger agreement -- the AIG Merger Proposal -- whereby AIG, through AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash totaling $47.00 per share. The total value of the transaction was estimated in the Release to be approximately $2.2 billion. The price offered pursuant to the AIG Merger Proposal represented a mere $2.75 per share -- or 6% -- premium above the previous day's closing price of American Bankers common stock on the New York Stock Exchange. A copy of the Release is attached hereto as Exhibit A.

     24. The Release also revealed that in connection with the AIG Merger Proposal, American Bankers had issued an option to AIG to purchase up to 19.9% of American Bankers common stock -- the sole purpose for which is to improperly skew any American Bankers shareholder vote in favor of AIG's economically inferior proposal. In this same vein, officers and directors of American Bankers who together held approximately 9% of American Bankers common stock were said to have already agreed to vote in favor of the AIG Merger Proposal. The AIG Merger Proposal was, according to the Release, expected to close "early in 1998," but few other terms of the transaction were disclosed in the Release or any other document disseminated by American Bankers or AIG at the time.

American Bankers Files A Form 8-K
Attaching The AIG Merger Agreement

     25. On January 13, 1998 -- more than three weeks following issuance of the Release -- American Bankers filed with the Securities and Exchange Commission a Form 8-K, disclosing, for the first time, the terms of the AIG Merger Proposal and attaching as exhibits the AIG Merger Agreement; a Stock Option Agreement (the Lock-Up Option) and a Voting Agreement. Copies of the AIG Merger Agreement, the Lock-Up Option and the Voting Agreement are attached hereto as Exhibits B, C and D.

The AIG Merger Agreement Attempts To Lock up
A Transaction With AIG And Impede The
Financially Superior Bid From Cendant And Season Acquisition

     26. The price to be received by American Bankers's shareholders in the AIG Merger Proposal provides a minuscule control premium (6%) over the price at which American Bankers shares were trading on the day it was made, and is by no means the best value that the directors could expect to receive. Nevertheless, rather than use the AIG Merger Proposal as a market test to verify that a fair value was being paid by AIG or to attract the highest available bid, as their fiduciary duties require, the directors of American Bankers have unlawfully attempted to end bidding for the Company before it could begin. Without investigating or exploring, much less procuring, higher bids, the Board, who will be given continuing positions on the board of directors of the merged entity, has -- in violation of their duties of loyalty and care -- approved and effected an astonishing array of potent defensive devices in the AIG Merger Proposal designed to prematurely "lock up" the merger with AIG and deter any third parties from consummating any transaction, even if offering higher value to the Company's shareholders. To that illicit end, the American Bankers Board of Directors has approved, among other things, a Lock-Up Option granting AIG the right to purchase 19.9% of the outstanding American Bankers shares in the event of a competing acquisition proposal; a "no-shop" provision which purports to prohibit the Board from even considering any other bids -- no matter how high the price -- for a period of 120 days; an agreement that American Bankers may not terminate the AIG Merger Agreement for 180 days, except under extremely limited circumstances inapplicable here; a "break-up" fee of at least $66 million to be paid to AIG if the AIG Merger Proposal is not consummated; and an undertaking to exempt the AIG Merger Proposal from the American Bankers "poison pill" Rights Plan and an agreement to extend the life of the Rights, currently scheduled to expire on March 10, 1998, thus deterring any acquisition proposals not approved by the Board.

Gaston And Landon Have Already
Agreed To Vote Their Shares
In Favor Of The AIG Merger Proposal

     27. Concurrently with the Board's approval of the AIG Merger Agreement, defendants Gaston and Landon entered into the Voting Agreement, whereby they have agreed to vote all of their American Bankers stock "(a) in favor of adoption and approval of the [AIG] Merger Agreement . . . and (b) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the [AIG Merger Proposal]." According to the American Bankers Form 8-K, the shares irrevocably committed to AIG pursuant to the Voting Agreement amount to approximately 8.3% of the outstanding shares of American Bankers.


American Bankers Has Granted AIG A
"Lock-Up" Option For Nearly 20% Of
American Bankers Outstanding Stock

     28. In connection with the AIG Merger Agreement, American Bankers and AIG have entered into a Stock Option Agreement pursuant to which American Bankers has granted AIG an option, exercisable under certain conditions, to purchase 8,265,626 newly issued shares of American Bankers common stock at an exercise price of $47.00 per share. The Lock-Up Option represents 19.9% of American Bankers' outstanding common stock as of December 21, 1997.

     29. The Lock-Up Option becomes exercisable by AIG in the event that, among other circumstances:

     a. any person or group commences a tender offer for at least 15% of American Bankers stock;

     b. any person announces publicly or delivers to American Bankers a proposal for the purchase of 15% or more of American Bankers's assets or of any class of American Bankers securities;

     c. any person solicits, or announces an intention to solicit, proxies or consents from American Bankers shareholders for election of directors or to oppose the AIG Merger Proposal.

     30. Because the Lock-Up Option will be triggered by the Season Tender Offer, AIG will soon be able to exercise the option and purchase 19.9% of the Company's stock as soon as it has obtained any required regulatory approvals to do so. The Lock-Up Option is designed for the sole purpose and effect of precluding consummation of any superior bid for American Bankers, including the Cendant Bid, in that AIG could use the 19.9% stake, along with the 8.2% block it directs pursuant to the Voting Agreement, to unfairly skew the vote statutorily required by the Florida corporation law in favor of its own merger proposal, thereby attempting to guarantee the success of an economically inferior proposal.

     31. The chilling effect of the Lock-Up Option is exacerbated by Article VIII of American Bankers' Third Amended and Restated Articles of Incorporation (the "Charter") and Section 607.0901 of the Florida Business Corporation Act (the "Act"). If the Board of American Bankers refuses to approve the Season Tender Offer or the Season Merger, both the Charter and the Act would operate to permit AIG to veto the proposed second-step merger with Season Acquisition upon completion of the Season Tender Offer, a result that effectively would prevent the acquisition of control of American Bankers, even if more than 50% of the Company's shareholders tender their shares in response to the Season Tender Offer. Consequently, the Lock-Up Option, along with the Charter and the Act, effectively permit AIG to block any and all competing bids no matter how favorable to the Company's shareholders.

     32. The Lock-Up Option provides no economic or other benefit to American Bankers or its shareholders. Its only purpose is to deter other bids. AIG does not want to be a 19.9% shareholder of American Bankers and American Bankers does not want AIG as a 19.9% shareholder. This is shown by the provisions of the Lock-Up Option that (a) permit AIG to sell the option shares it acquires back to the Company in the event the AIG Merger Agreement terminates; and (b) allow the Company to repurchase the option shares acquired by AIG in the event no person obtains control of American Bankers within one year following termination of the AIG Merger Agreement.

American Bankers Agrees Not To
Consider Any Other Offers

     33. While the Lock-Up Option is, itself, a virtually insuperable barrier to competing bids, the defendant directors have created further impediments to competing bids in further breach of fulfillment of their fiduciary duty to maximize the value to be obtained in the sale of the Company. More specifically, Section 6.2 of the AIG Merger Agreement contains a "no-shop" provision that purports to prohibit the Board from entertaining any competing bids for a period of 120 days from the date of the AIG Merger Proposal. Pursuant to that provision, the directors are flatly prohibited from: (a) initiating, soliciting, encouraging or otherwise facilitating any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction; or (b) engaging in any negotiations concerning, or providing any confidential information or data to, or having any discussions with, any person relating to an acquisition proposal or otherwise facilitating any effort or attempt to make or implement an acquisition proposal (the "No-Shop Provision").

     34. The No-Shop Provision reflects a complete abdication of the directors' fiduciary obligations under Florida law. It is also highly unusual, in that it prohibits the Board from considering any competing proposal for 120 days under any circumstances -- regardless of whether the competing proposal is demonstrably and significantly more favorable to American Bankers shareholders than the AIG Merger Proposal. Given that the Company and AIG admittedly contemplate consummating the AIG Merger Proposal in the first quarter of 1998, i.e., within 120 days of signing the AIG Merger Agreement, the No-Shop Provision unquestionably is designed and intended to make the AIG merger a fait accompli, without regard to whether it represents the best available transaction for the shareholders of American Bankers.

The Board Has Agreed To An Unreasonable
Termination Provision And Break-Up Fee

     35. As if the No-Shop Provision, Voting Agreement, and Lock-Up Option were not enough to deter competing bids for American Bankers and to ensure the success of the AIG Merger Proposal, American Bankers has acquiesced to a termination provision (the "Termination Provision") in the AIG Merger Agreement that provides that even if the shareholders of American Bankers resoundingly reject the AIG Merger Proposal, American Bankers is stuck with that contract and cannot terminate it until 180 days -- months -- after the date of its execution, providing AIG with a continuing advantage over any other bidder by effectively allowing AIG a continuing right of first refusal.

     36. The only way that American Bankers could terminate the AIG Merger Agreement prior to the 180 day period would be if the American Bankers shareholders fail to approve the AIG Merger Proposal and if no "Acquisition Proposals" are made prior to the time of the shareholder vote; the Season Tender Offer qualifies as an Acquisition Proposal under the AIG Merger Agreement and therefore this lone exception cannot apply here.

     37. AIG, by contrast, has several circumstances under which it can terminate the AIG Merger Agreement, and collect a windfall by doing so. For example, if the AIG Merger Proposal is rejected by the Company's shareholders in the face of a competing acquisition proposal, like the Season Tender Offer, AIG may terminate the AIG Merger Agreement and collect from American Bankers a "termination fee" of $66 million dollars -- 3% of the total value of the AIG Merger (the "Break-Up Fee").

     38. The Break-Up Fee bears no reasonable relation to either the costs to AIG in making its proposal or to any effort by the Board to ensure that the

American Bankers shareholders receive the best available price for their shares. The sole or primary purpose of the Break-Up Fee is to chill interest by competing bidders by forcing them to effectively pay a $66 million penalty for topping AIG's bid.

The Board Has Agreed To Terminate
Its Poison Pill Only For The AIG Merger Proposal

     39. American Bankers also has a shareholder Rights Plan, commonly known as a "poison pill," to deter unsolicited takeover attempts. Pursuant to the Rights Plan, each share of American Bankers common stock comes with a "Right." In response to the Season Tender Offer, the Rights will be distributed in 10 days. Ten days after distribution, the Rights become unredeemable. If the Rights are not redeemed and if the Season Tender Offer were to close, the Rights Plan would allow all Rights holders, except for Cendant and Season Acquisition (whose Rights would be null and void) to acquire additional shares of American Bankers at a 50% discount, significantly diluting Cendant and Season Acquisition's ownership of American Bankers stock and making any acquisition of the Company prohibitively expensive for Cendant and Season Acquisition.. Alternatively, if American Bankers were to merge with and into Season Acquisition, the Rights Plan would allow all Rights holders to acquire shares of Cendant at a 50% discount, inflicting the same kind of substantial financial penalty that would deter the Cendant Bid. Pursuant to the AIG Merger Agreement, however, the Rights Plan does not apply to the AIG Merger Proposal.

     40. Upon information and belief, the American Bankers Board does not intend to redeem the Rights to accommodate the Cendant Bid, and the Rights, therefore, will become non-redeemable in twenty days, on February 17, 1998, absent the issuance of injunctive relief. Triggering of the Rights would either substantially dilute the holdings of Cendant and Season Acquisition in American Bankers upon closing of the Season Tender Offer, making it prohibitively expensive, or inflict a tremendous penalty on Cendant upon any acquisition of American Bankers by merger. Accordingly, absent injunctive relief, the Cendant Bid cannot be completed unless the American Bankers Board redeems the Rights or amends the Rights Plan to make it inapplicable to either the Season Tender Offer or the Season Merger. Failure to take such action prevents the shareholders of American Bankers from deciding for themselves the merits of the Cendant Bid.

     41. While the Rights Plan is scheduled to expire on March 10, 1998, American Bankers has committed itself, in the AIG Merger Agreement, to extending the Rights Plan, or adopting a new Rights Plan with identical terms, at AIG's request. Through this agreement, the Board of American Bankers has abdicated its fiduciary obligations in connection with the Rights Plan by placing an important decision regarding its shareholders' rights in the hands of a third party -- AIG.

The Company's Defensive
Arsenal Constitutes A
Breach Of The Directors' Duties

     42. In the process of agreeing to adopt and implement the panoply of takeover defenses described above, including the Lock-Up Option, the No-Shop Provision, the Termination Provision, the Break-Up Fee, and the Rights Plan (the "Takeover Defenses"), the Board failed adequately to inform themselves of all relevant facts and circumstances. The illicit Takeover Defenses cannot be justified as needed to induce a bidder to make an offer for American Bankers; cannot be justified as needed to secure an enhanced price in the context of an ongoing bidding contest; and cannot otherwise be justified as a reasonable means of securing whatever advantage the Board perceived would be provided by a deal with AIG at $47.00 per share. Consequently, the Board breached its fiduciary duties when it approved the Takeover Defenses and it continues to breach its fiduciary duties in not dismantling them.

     43. The Board of American Bankers agreed to the Takeover
Defenses (a) despite its knowledge that potential acquirers other than AIG (including Cendant or its affiliates) were interested in making offers to acquire the Company; (b) after refusing to obtain indications whether such alternative buyers would offer terms more attractive to American Bankers shareholders than those offered by AIG; and (c) despite its knowledge that the Takeover Defenses would prevent the Company's shareholders from receiving a substantial premium for relinquishing control of American Bankers. Thus, in direct breach of their fiduciary duties, the Company's directors have actually punished their own shareholders by rewarding AIG for making a lowball bid and deterring other interested parties from making higher offers.

AIG Belatedly Files A Materially
False And Misleading Schedule 13D

     44. On January 16, 1998, fifteen days after it was legally obligated to do so, AIG belatedly filed a Schedule 13D with the SEC disclosing its beneficial ownership of the American Bankers shares subject to the voting Agreement, i.e., 8.2% of the shares outstanding.

     45. The Schedule 13D is materially false and misleading in that AIG has failed to disclose, as it must under Section 13(d) of the Exchange Act, that AIG's Chairman of the Board, Maurice R. Greenberg, is a person "controlling" AIG, i.e., a person who has "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise." 17 C.F.R.
Section 240.12b-2. Greenberg exercises control over AIG through, among other things, control of approximately 30 percent of the outstanding shares of common stock of AIG, a portion of which is held directly -- and nominally
-- by Starr International Company, Inc. ("Starr International"), The Starr Foundation ("Starr Foundation") and C.V. Starr & Co., Inc. ("C.V. Starr") -- private companies that Greenberg controls, and by other AIG officers and directors, whom Greenberg also controls. More specifically:

     O Greenberg controls Starr International, which owns 16.1% of the outstanding shares of AIG. Although not revealed in the Schedule 13D, Greenberg is the owner of 9.09% of the voting stock of Starr International and is the Chairman of Starr International's Board, which is comprised entirely of officers and employees of AIG or its affiliates who have been hand-picked and are controlled by Greenberg, on whom they depend for their continuing positions at AIG, and who collectively hold approximately 64% of the voting stock of Starr International. Accordingly, Greenberg and his underlings effectively control Starr International and its 16.1% of AIG.

     O Greenberg also controls C.V. Starr, which owns 2.40% of the outstanding shares of AIG. Although not revealed in the Schedule 13D, Greenberg is the owner of 24.39% of the common stock of C.V. Starr and the President, Chief Executive Officer and a member of the C.V. Starr Board, which is comprised entirely of officers and employees of AIG or its affiliates who have been hand-picked and are controlled by Greenberg, on whom they depend for their continuing positions at AIG, and who collectively hold approximately 70% of

          C.V. Starr's common stock. Accordingly, Greenberg and his underlings control C.V. Starr and its 2.4% of AIG.

     O Greenberg also controls Starr Foundation, which owns approximately 3.60% of the outstanding shares of AIG. Although not revealed in the
          Schedule 13D, Greenberg is the Chairman of Starr Foundation and he controls its Board of Directors, most (if not all) of which is comprised of officers or employees of AIG or its affiliates who have been hand-picked and are controlled by Greenberg, on whom they depend for their continuing positions at AIG. Accordingly, Greenberg and his underlings control Starr Foundation and its 3.6% of AIG.

     O Approximately 4.6% of the outstanding shares of AIG are owned by officers and directors who are appointed, and therefore controlled by, Greenberg.

     O Greenberg is Chairman and Chief Executive Officer of AIG; he has admitted in various public filings to direct ownership of 2.28% of the outstanding shares of AIG.

     46. Greenberg's position as Chairman and Chief Executive Officer of AIG and his control over almost one-third of that corporation's stock gives him the power, directly and indirectly, to direct or cause the direction of the management and policies of AIG. These material facts, which are legally required to be disclosed, have been illegally omitted from AIG's Schedule 13D. As a result, the shareholders of American Bankers remain unaware that Greenberg controls AIG, and that he would effectively control American Bankers in the event it is merged with AIG.

                                THE CENDANT BID

     47. The Season Tender Offer, announced today, seeks 51% of the shares of American Bankers, in exchange for $58.00 per share in cash. As soon as practicable after the tender offer closes, it is anticipated that Cendant, through Season Acquisition, will acquire the balance of the Company's outstanding shares by means of the Season Merger with American Bankers, whereby all non-tendering American Bankers shareholders would receive Cendant stock with a value equal to the Season Tender Offer price, $58.00 per share. Under the Season Tender Offer and Season Merger, the common shareholders of American Bankers would receive aggregate consideration of approximately $2.7 billion, approximately half a billion dollars more than anticipated by the AIG Merger Proposal.

     48. The Season Tender Offer is expressly contingent upon satisfaction of certain conditions, including: (a) the tender of at least 51% of the outstanding shares of American Bankers common stock on a fully diluted basis;
(b) entry of an order invalidating the Lock-Up Option; (c) Board approval of the Season Offer and Season Merger pursuant to the Charter and the Act; and (d) redemption of the Rights or amendment of the Rights Plan to make it inapplicable to the Season Tender Offer and Season Merger.

     49. By letter to the American Bankers Board dated January 27, 1998, Cendant has indicated its strong preference to enter into a merger agreement with

American Bankers containing substantially the same terms and conditions (other than price and inappropriate terms) as those contained in the AIG Merger Agreement. The American Bankers Board has thus far declined to meet with Cendant or any of its subsidiaries or affiliates, including Season Acquisition, much less consent to the form of merger agreement proposed in the letter.

                               IRREPARABLE INJURY

     50. Absent relief from this Court, American Bankers and AIG may complete the AIG Merger Proposal without allowing the shareholders to fairly consider and choose from other, financially superior offers, including the Cendant Bid. Cendant and the Company's other shareholders therefore will suffer irreparable injury in that defendants' unlawful actions, unless enjoined, will deprive Cendant and Season Acquisition of the unique opportunity to acquire American Bankers and the other shareholders will be unable to obtain the best available value for their shares. In addition, in the absence of an order granting the relief requested, American Bankers shareholders and the investing public will continue to be denied material information to which they are lawfully entitled under the federal securities laws and which is essential to informed decision making with respect to purchasing, selling and voting American Bankers stock.

                             FIRST CLAIM FOR RELIEF
                     (Breach of Fiduciary Duty of Due Care
                    Against the American Bankers Directors)

     51. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

     52. Directors of a corporation are fiduciaries. They owe a duty of care to the corporation and its shareholders.

     53. The directors of American Bankers have breached their duty of care by, among other actions:

     a. approving the AIG Merger Agreement and the Takeover Defenses without making adequate efforts to determine whether those agreements, as opposed to any other offer or potential offer for control of American Bankers, including the Season Acquisition Offer and Merger, were in the best interests of the American Bankers shareholders;

     b. Failing adequately to inform themselves of, or adequately to consider, potential transactions available to American Bankers before voting upon and approving the AIG Merger Agreement and the Takeover Defenses;

     c. failing adequately to inform themselves, or adequately to consider, the effect of the AIG Merger Proposal and the Takeover Defenses upon American Bankers's ability to obtain better offers and upon the interests of American Bankers shareholders; and

     d. failing adequately to inform themselves as to the probable illegality of several provisions of the AIG Merger Agreement and the Takeover Defenses.

     54. Accordingly, approval of the AIG Merger Agreement and the Takeover Defenses violated the American Bankers directors' fiduciary duty of care, and are therefore void and unenforceable.

     55. Plaintiffs have no adequate remedy at law.


                            SECOND CLAIM FOR RELIEF
                 (Breach of Fiduciary Duty to Sell the Company
       for the Highest Price Against American Bankers and its Directors)

     56. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

     57. The AIG Merger Proposal would shift control of American Bankers to AIG and end American Bankers's separate corporate existence. Thus, before agreeing to the Takeover Defenses in the agreement with AIG, the Board had to adequately discharge its duty of care to determine if the bid made by AIG offered the best available price and other terms.

     58. The Cendant Bid demonstrates that the AIG Merger Proposal is inadequate, and that American Bankers directors acted in breach of their duties by entering into the AIG Merger Proposal and adopting the Takeover Defenses that were designed to ensure AIG's success.

     59. American Bankers' swift acceptance of AIG's bid, without even engaging in discussions with Cendant or its affiliates, despite its expression of serious interest to defendant Gaston, the President of the Company, demonstrates that American Bankers's directors failed to take adequate steps to ensure that the Company's shareholders would receive the best possible price and terms for their shares.

     60. Despite American Bankers' lack of knowledge as to whether AIG's bid represented the best possible transaction, American Bankers entered into the AIG Merger Agreement and the Takeover Defenses with the purpose and intent of foreclosing or unreasonably burdening any higher bid. By entering into the AIG Merger Agreement and the Takeover Defenses without adequate knowledge and information to reasonably conclude that AIG's bid constituted the best available offer, and by impeding any competing offers for American Bankers, including the Cendant Bid, American

Bankers' directors have breached their duty of care under applicable law, and the AIG Merger Agreement and the Takeover Defenses are thereby void and unenforceable.

     61. Plaintiffs have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF
               (Breach of Fiduciary Duty to Conduct a Proper Sale
                  Against American Bankers and its Directors)

     62. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

     63. In considering the AIG Merger Proposal, which involves a change in control, the American Bankers directors were required to act reasonably under the circumstances. In treating different bidders unequally in the ways stated above, the American Bankers directors could comply with their duties only if their conduct was reasonably related to achieving the best price available to shareholders.

     64. There was no basis for the Board to conclude that the AIG Merger Agreement represented the best available alternative for American Bankers and its shareholders. There was no basis for the Board to conclude that the unequal treatment of Season Acquisition and AIG is or was reasonably related to achieving the best price available. The fact that no such basis ever existed is amply demonstrated by (among many other facts):

     a Cendant's emergence as a serious, bona fide bidder attempting to negotiate an alternative transaction, and American Bankers's refusal to attempt to determine (through good faith discussions) whether Cendant would offer a transaction superior to AIG's;

     b the nature, structure and massive size of the Takeover Defenses and the burden they place on competing bids;

     c the Board's failure to contact Cendant or any of its subsidiaries or affiliates, including Season Acquisition, about a possible transaction with American Bankers, despite knowing of Cendant's interest in such a transaction;

     d the Board's failure to make adequate efforts to determine whether any other party would make a bid superior to AIG's;

     e the Board's failure to properly canvass the market before agreeing to sell the Company to AIG; and

     f the Board's failure to negotiate with AIG a merger agreement permitting the Board to entertain superior acquisition proposals prior to submission of the AIG Merger Proposal to a vote of the Company's shareholders.

     65. Under the circumstances, the approval of and adherence to the AIG Merger Agreement and the Takeover Defenses were and are violations of the fiduciary duties owed by the American Bankers directors. For the same reasons, the other measures the American Bankers Board has taken in treating Cendant and AIG unequally, including with respect to the Rights Plan, the Charter, the Act, and other structural defenses, are breaches of duty.

     66. Plaintiffs have no adequate remedy at law.

                            FOURTH CLAIM FOR RELIEF
                    (Civil Conspiracy to Commit a Breach of
                      Fiduciary Duty against AIG and AIGF)

     67. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

     68. AIG and AIGF knowingly conspired with American Bankers and its directors to commit the unlawful breaches of fiduciary duty by American Bankers and its directors detailed above. AIG and AIGF knew that American Bankers and its directors owed fiduciary duties of care and loyalty to the shareholders of American Bankers, including a duty to, once deciding to sell American Bankers, obtain the best available price and other terms for the American Bankers shareholders. Despite this knowledge, and in furtherance of the conspiracy, AIG and AIGF, among other overt acts, negotiated and entered into the AIG Merger Agreement, the Lock-Up Option, and the Voting Agreement, contracts containing terms that purport to compel the Company's directors to abdicate their fiduciary responsibilities to the shareholders.

     69. As AIG well knows, the AIG Merger Agreement, Lock-Up Option and Voting Agreement were designed and intended to enable AIG to acquire control of American Bankers at a price well below what other bidders are willing to pay and to preclude other bidders from successfully topping AIG's inadequate proposal. In seeking and obtaining this result, AIG and AIGF have conspired with the defendant directors to commit the above-mentioned breaches of fiduciary duty to the irreparable detriment of the American Bankers shareholders.

     70. Plaintiffs have no adequate remedy at law.

                             FIFTH CLAIM FOR RELIEF
                      (For Violations of Section 13(d) of
                       the Exchange Act and the Rules and
                Regulations Promulgated Thereunder Against AIG)

     71. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.

     72. Section 13(d) of the Exchange Act and Rule 13d-1 thereunder provide that any person who acquires, directly or indirectly, beneficial ownership of more than 5 percent of any class of equity security of an issuer registered under Section

12 of the Exchange Act, shall, within 10 days after such acquisition, send to the issuer and file with the SEC and any exchange where the security is traded, a Schedule 13D pursuant to the SEC's Rule 13d-1 setting forth, among other things, the identity of the person who beneficially owns more than 5 percent of the issuer's stock and, in the event such person is a corporation, the identity of each person controlling such corporation.

     73. The purpose of Section 13(d) is, among other things, to permit companies, their shareholders and the investing public generally to (i) be aware of accumulations of blocks of stock in excess of 5 percent of the outstanding shares of any equity security, and (ii) ascertain the background of, and other pertinent information relating to, the holders of such blocks -- and the persons who control such holders -- with respect to the particular issuer in question, all with a view toward enabling shareholders and the public to make informed investment decisions based upon full disclosure of all relevant and material information concerning issuers and those in a position to assert control over them.

     74. On January 16, 1998, defendant AIG filed a Schedule 13D with the SEC disclosing that it is the beneficial owner of 8.3 percent of the outstanding common shares of American Bankers common stock -- the shares that are subject to the Voting Agreement. The Schedule 13D does not disclose, however, that Maurice R. Greenberg is a person controlling AIG -- an omission that constitutes a violation of Section 13(d) of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. AIG thus has deprived the shareholders of American Bankers and the investing public of the material information that they are entitled to receive.

     75. Plaintiffs have no adequate remedy at law.

     WHEREFORE, Plaintiffs respectfully request that this Court:

     A0 Declare and decree that the AIG Merger Agreement is unlawful and void and was entered into in breach of the fiduciary duties of American Bankers and its directors;

     B0 Enjoin, temporarily, preliminarily and permanently, AIG, its officers, employees, agents, nominees and affiliates, and all other persons acting in concert with them or on their behalf, directly or indirectly, from:

     (i) acquiring or attempting to acquire any shares of American Bankers stock;

     (ii) soliciting or arranging for the solicitation of orders to sell any shares of American Bankers stock;

     (iii) voting in person, by proxy or pursuant to the Voting Agreement any shares of American Bankers stock; and

     (iv) soliciting or arranging for the solicitation of proxies, consents or authorizations with respect to the shares of American Bankers stock, unless and until AIG files a full and complete Schedule 13D with respect to American Bankers, unless and until such time in the future as the Court may determine that the effects of AIG's unlawful conduct has dissipated.

     C0 Enjoin, temporarily, preliminarily and permanently, any steps to carry out, implement or effectuate the AIG Merger Agreement, or to consummate the AIG Merger Proposal, unless and until: (i) the Lock-Up Option is revoked or invalidated or waived or otherwise rendered unexercisable; (ii) the No-Shop Provision is revoked or waived or otherwise invalidated; (iii) the Termination Provision is revoked or waived or invalidated or otherwise rendered unexercisable; (iv) the Break-Up Fee is revoked or waived by both American Bankers and the AIG Defendants or otherwise invalidated; and (v) the Board affords Cendant and Season Acquisition equal treatment to AIG under the Rights Plan, the Charter and the Act;

     D0 Enjoin, temporarily, preliminarily and permanently, any steps to adopt, carry out, implement or effectuate any extension of the term of the Rights Plan, any distribution of the Rights or any action that could make the Rights become exercisable or non-redeemable.

     E0 Declare and decree that the Lock-Up Option is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and its directors;

     F0 Enjoin, temporarily, preliminarily and permanently, exercise of the Lock-Up Option, any payment pursuant to the terms of the Lock-Up Option, or the voting or sale of any shares obtained by AIG upon any exercise of the Lock-Up.

     G0 Declare and decree that the No-Shop Provision is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and the Board;

     H0 Enjoin, temporarily, preliminarily and permanently, the No-Shop
Provision;

     I0 Declare and decree that the Termination Provision is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and the Board;

     J0 Declare and decree that the Break-Up Fee is unlawful, void and was entered into in breach of the fiduciary duties of American Bankers and the Board;

     K0 Enjoin, temporarily, preliminarily and permanently, payment of the Break-Up Fee;

     L0 Declare and decree that the refusal of American Bankers and its directors to fully and fairly consider the Season Tender Offer constitutes a breach of their fiduciary duties.

     M0 Require American Bankers and its directors to take all steps necessary to provide Cendant and Season Acquisition a fair and equal opportunity to acquire American Bankers, including furnishing to them the same information and access to information that was provided to AIG;

     N0 Award plaintiffs the costs and disbursements of this action, including reasonable attorneys fees; and

     O0 Grant such other and further relief as this Court may deem just and proper.


Dated: January 27, 1998
       Miami, Florida

                                            SHUTTS & BOWEN LLP
                                            1500 Miami Center
                                            201 South Biscayne Boulevard
                                            Miami, Florida  33131
                                            Telephone:  305-358-6300
                                            Facsimile:   305-381-9982


                                            By:   /s/ Robert T. Wright, Jr.
                                                  -------------------------
                                                  Robert T. Wright, Jr.
                                                  Florida Bar No. 185525
                                                  Attorneys for Plaintiffs
                                                  Cendant Corporation and
                                                  Season Acquisition Corp.
Of Counsel:
Jonathan J. Lerner
Samuel Kadet
Seth M. Schwartz
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
919 Third Avenue
New York, New York  10022
Telephone:  212-735-3000
Facsimile:   212-735-2000